		INDEGLIA|CARNEY
		A Professional Corporation

E-Mail:	greg@indegliacarney.com
File No.:	10138.02

July 25, 2011

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	CWS Marketing & Finance Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 21, 2011
File No. 333-170828

Dear Mr. Kluck:

On behalf of our client, CWS Marketing & Finance Group, Inc., a Delaware corporation (the “Company”), we are filing herewith an Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2010, as amended by Amendment No. 1 to Registration Statement filed on March 28, 2011 and further amended by Amendment No. 2 to Registration Statement filed on June 21, 2011 (collectively, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated July 14, 2011 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1.
We note your response to comment 1 in our letter dated December 23, 2010 that the company is not a “blank check corporation.” Please advise us whether the company has any plans to enter into a merger or change of control and, if it does not, in the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor to its knowledge any of its shareholders, have any plans to enter into a change of control or similar transaction.

1900 Main Street | Suite 300 | Irvine, CA 92614
Phone 949.861.3321 | Fax 949.861.3324
Email info@indegliacarney.com | www.indegliacarney.com

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
July 25, 2011

Response:  Per the Staff’s comment, the Company has included disclosure in the forepart of the Prospectus that it has no present plans to be acquired or to merge with another company nor does it, nor any of its shareholders, have any plans to enter into a change of control or similar transaction.

2.
We note your revisions in response to comments 2 and 5 in our letter dated April 25, 2011; however, your disclosure continues to contain reference to portfolio partner companies. Please revise accordingly.

Response:    Per the Staff’s comment, the Company has revised the prospectus to remove all references to portfolio partner companies.

Our Services

Professional Services

Contractual Arrangement with Professional Services Clients, page 21

3.
We note your added disclosure regarding the material terms of your consulting contracts in response to comment 9 in our letter dated April 25, 2011. Please further revise to briefly discuss any termination provisions in your consulting arrangements.

Response:  Per the Staff’s comment, the Company has included the disclosure requested.

4.
We note that the company is entitled to a finder’s fee equal to 20% of the annual salary of any employment engagement arising generally from professional services you provide after the non solicitation period ends. Please confirm, if true, that this is a one-time fee and revise your disclosure for clarification.

Response:    On behalf of the Company, we hereby confirm this is a one-time fee.  The Company has revised its disclosure with this clarification.

5.
Please revise further to briefly discuss the scope of services provided under your “financial service” and “online marketing” consulting engagements. Please also briefly explain how such services differ.

Response:  Per the Staff’s comment, the Company has included the disclosure requested.

Employees, page 25

6.
Please In response to comment 6 in our letter dated April 25, 2011, you indicate that all independent contractors are compensated on a cash basis, in contrast to an incentive-based arrangement, as revenues are earned. Please reconcile this statement with your disclosure in the second paragraph under this subheading regarding the commission based model you plan to implement for independent contractors.

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
July 25, 2011

Response:  Per the Staff’s comment, the disclosure has been revised to clarify that independent contractors are compensated on a cash basis.  All references to “incentive based” and “commission based” have been removed.

Notes to Financial Statements, page F-6

Note 4. Income Taxes, page F-8

7.
We note your response to our prior comment 15. Based on your operating losses to date, lack of a strong earnings history, and lack of significant existing contracts, we believe that a full valuation allowance for deferred tax assets is required. Please revise.

Response:   Per the Staff’s comment, the Company has restated its financial statements and revised the disclosure as requested.

Certain Relationships and Related Transactions, page 34

8.
In your response to comment 17 in our letter dated April 25, 2011, you state that you intend to rely upon loans provided by certain shareholders to continue to operate for the next twelve months. Please tell us whether any formal agreements or debt instruments are currently in place to cover such shortfalls and revise your disclosure in this section, as needed, to discuss such arrangements. Please also expand to discuss your policies and procedures currently in place for the review, approval or ratification of such transactions as well as for the issuance of shares for provided services.

Response:  The Company does not have any formal agreements or debt instruments in place to cover any capital shortfalls.  Per the Staff’s comment, the Company has expanded its disclosure to discuss the policies and procedures currently in place for the review, approval or ratification of such transactions as well as for the issuance of shares for provided services.

On behalf of CWS, please be advised that CWS has endeavored to respond fully to each of the staff’s comments.  We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner.  Further, CWS acknowledges in a separate letter of even date herewith that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
July 25, 2011

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (949) 679-9560.  Thank you in advance for your courtesy and cooperation.

Very truly yours,
INDEGLIA | CARNEY
/s/ Gregory R. Carney
Gregory R. Carney
GRC:jm
cc:	Craig Samuels